

**ARCH INSURANCE COMPANY**

(A Missouri Corporation)

<u>**Home Office Address:**</u>

2345 Grand Blvd
Suite 900
Kansas City, MO  64108

<u>**Administrative Address:**</u>

Harborside 3
210 Hudson Street, Suite 300
Jersey City, NJ  07311-1107
(866) 413-5550

# Binder of Insurance

| | |
|---|---|
| **Policy Number:** | ICB9300004-06 Renewal of ICB9300004-05 |
| **Binder Period:** | February 28, 2021 - May 29, 2021 or "Policy Issuance" |
| **Agent / Broker Contact:** | Marc Wagner |
| **Agent / Broker Firm:** | AmWins Brokerage of Pennsylvania |
| **Agent / Broker Address:** | 1500 Market Street<br>Suite 2401, West Tower<br>Philadelphia, PA 19102 |
| **Insured:** | Alpha Architect ETF Trust |
| **Insured Address:** | 213 Foxcroft Rd<br>Broomall, PA 19008 |
| **Insurer:** | Arch Insurance Company<br>Admitted Policy |
| **Coverage:** | Primary – Investment Company Bond |
| **Policy Coverage Form:** | 00 ICB0005 00 08 11    INVESTMENT COMPANY BLANKET BOND |
| **Policy Period:** | Inception Date:    February 28, 2021<br>Expiration Date:    February 28, 2022<br>(12:01 A.M. Standard time at the address of the Insured shown above) |

| | | | |
|---|---|---|---|
| *Defense Costs Included in Limits | | **Total Premium:** | $6,039.00 |
| **Defense Costs Erode the Deductible | | **Additional Taxes, Fees and Surcharges:** | $0.00 |

| COVERAGE | LIMIT* | DEDUCTIBLE** |
|---|---|---|
| **FI Fidelity** | | |
| (A) Fidelity (Investment Company Bond) | $1,250,000 | $50,000 |
| (B) Audit Expense | $50,000 | $10,000 |
| (C) On Premises | $1,250,000 | $50,000 |
| (D) In Transit | $1,250,000 | $50,000 |
| (E) Forgery or Alteration | $1,250,000 | $50,000 |
| (F) Securities | $1,250,000 | $50,000 |
| (G) Counterfeit Currency | $1,250,000 | $50,000 |
| (H) Stop Payment | $25,000 | $10,000 |
| (I) Uncollectable Items of Deposit | $25,000 | $10,000 |

**Taxes, Fees and Surcharges:** Any applicable Taxes, Fees and Surcharges are in addition to the Total Premium shown above.

**Coverage for Certified Acts of Terrorism:** Elected

**Forms / Endorsements:**

| Form Number | Form Title |
|---|---|
| 05 ICB0002 00 08 11 | INVESTMENT COMPANY BLANKET BOND |
| 05 ML0002 00 12 14 | SIGNATURE PAGE (ARCH INSURANCE) |
| 00 ML0012 00 09 04 | SCHEDULE OF FORMS AND ENDORSEMENTS |
| 00 ICB0005 00 08 11 | INVESTMENT COMPANY BLANKET BOND |
| 00 ICB0006 00 08 11 | AUTOMATIC FUND COVERAGE |
| 00 ICB0007 00 08 11 | TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT $1.25M Limit with $50K SIR |
| 00 ICB0008 00 08 11 | COMPUTER SYSTEMS INSURING AGREEMENT $1.25M Limit with $50K SIR |
| 00 ML0065 00 06 07 | U.S. TREASURY DEPARTMENT S OFFICE OF FOREIGN ASSETS CONTROL ( OFAC ) |

This binder is conditioned upon the receipt, review and approval of additional information listed above, all of this additional information must be provided to the Company within fourteen (14) days of the effective date of this binder or the Company may, at its sole option, terminate this binder as of its effective date and cancel any policy which was issued pursuant to the binder.

**Material Change in Risk:** Prior to the effective date of this Policy, we should be immediately notified of any material change relevant to this binder (including, without limitation, claim and potential claim information). If such material change occurs, we may modify or withdraw this binder.

**General Disclaimer:** Any preceding binder issued by the Company is void in its entirety as of its inception date and replaced by this binder

# U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http://www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

# TERRORISM COVERAGE DISCLOSURE NOTICE

## TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

The Terrorism Risk Insurance Act of 2002 as amended and extended by the subsequent Terrorism Risk Insurance Program Reauthorization Acts (collectively referred to as the "Act") established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. An act of terrorism is defined as any act certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism **that is certified under the federal program** as an act of terrorism. The policy's other provisions will still apply to such an act. **This offer does not include coverage for incidents of nuclear, biological, chemical, or radiological terrorism which will be excluded from your policy**. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if terrorism results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

**Your premium will include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.**

## DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. **The federal share equals 80% in years 2020 through 2027 of that portion of the amount of such insured losses that exceeds the applicable insurer deductible during Calendar Year 2020 and each Calendar Year thereafter through 2027**.

## DISCLOSURE OF CAP ON ANNUAL LIABILITY

If the aggregate insured terrorism losses of all insurers exceed $100,000,000,000 during any **Calendar** Year provided in the Act, the Secretary of the Treasury shall not make any payments for any portion of the amount of such losses that exceed $100,000,000,000, and if we have met our insurer deductible, we shall not be liable for the payment of any portion of such losses that exceeds $100,000,000,000.

## DISCLOSURE OF PREMIUM

Your premium for terrorism coverage is: $0.00
(This charge/amount is applied to obtain the final premium.)
**You may choose to reject the offer by signing the statement below and returning it to us**. **Your policy will be changed to exclude the described coverage**. If you chose to accept this offer, this form does not have to be returned.

## REJECTION STATEMENT

I hereby decline to purchase coverage for certified acts of terrorism. I understand that an exclusion of certain terrorism losses will be made part of this policy.

_____
Policyholder/Legal Representative/Applicant's Signature

Alpha Architect ETF Trust
_____
Named Insured

_____
Print Name of Policyholder/Legal Representative /Applicant

Arch Insurance Company
_____
Insurance Company



Signature Page

IN WITNESS WHEREOF, Arch Insurance Company has caused this policy to be executed and attested.

John Mentz
President

Regan Shulman
Secretary

# SCHEDULE OF FORMS AND ENDORSEMENTS

| INSURED: | TERM: | to |
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**THIS ENDORSEMENT CHANGES THE BOND.  PLEASE READ IT CAREFULLY.**

**AUTOMATIC FUND COVERAGE**

It is agreed that:

1.    If the **Insured** shall, while this Bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the **Bond Period**.

2.    If the **Insured** shall, while this Bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, as amended, due to an increase in asset size of current funds **Insured** under this Bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the **Bond Period**.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number:

Policy Number:

Named Insured:

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: